Exhibit 99.1

SUPERCOM REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER OF 2005

-- Revenues Up 84% YOY for 3rd Consecutive Quarter of Substantial YOY Growth.
-- 1st Homeland Security Deployment Complete.

New York, NY, and Ra’anana, Israel, August 25, 2005 - SuperCom Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a leading provider of smart card and electronic identification (e-ID) solutions, today announced unaudited financial results for the second quarter ended June 30, 2005.

Financial Results

Revenues for the second quarter of 2005 increased by 84% to $2,160,000 compared to $1,173,000 in the second quarter of 2004, marking the Company’s third consecutive quarter of substantial YOY quarterly revenue growth. Net loss for the period according to U.S. GAAP was ($1,545,000), or ($0.08) per diluted share, compared to ($880,000), or ($0.07) per diluted share, for the second quarter of 2004. The higher loss resulted primarily from $496,000 in one-time expenses related to cost-cutting measures implemented by the Company. Excluding these expenses, the Company’s non-U.S. GAAP net loss for the second quarter of 2005 was ($1,049,000), or ($0.06) per diluted share. Management believes that it is useful to investors to present net loss excluding the $496,000 of expenses related to the cost-cutting measures because of the one-time nature of these expenses.

Revenues for the first half of 2005 increased by 93% to $4,788,000 compared with $2,484,000 for the first half of 2004. Net loss for the period according to U.S. GAAP was ($2,135,000), or ($0.12) per diluted share, compared to ($1,660,000), or ($0.13) per diluted share, for the first half of 2004. Excluding the aforementioned expenses, the Company’s non-U.S. GAAP net loss for the first half of 2005 was ($1,639,000), or ($0.09) per diluted share.

Use of Non-GAAP Financial Measures

This press release contains certain financial measures related to one-time expenses totaling $496,000 that are associated with cost-cutting measures implemented by the Company which are not calculated in accordance with generally accepted accounting principles in the United States (GAAP). Management believes that it is useful to investors to present net loss excluding the $496,000 of expenses because of their one-time, non-recurring nature. A reconciliation of the Company’s results is presented through the two Consolidated Statements of Operations provided with this press release: the first Condensed Consolidated Statements of Operations includes the effect of the one-time $496,000 in expenses related to the Company’s cost-cutting measures and was prepared in accordance with GAAP, and the second Pro Forma Condensed Consolidated Statements of Operations excludes the effect of these expenses on all reported periods and was not prepared in accordance with GAAP. These non-GAAP financial measures should not be viewed as a substitute for comparable GAAP financial measures.

Primary Business Developments

·	National Registry/e-ID: continued growth in demand for National Registry and e-ID solutions as demonstrated by multi-year agreements and extensions signed recently with government customers.

·
Homeland Security: implementation complete of the Company’s Smart DSMS (Disaster Site Management System) “First Responder” Homeland Security solution in Columbus, Ohio. Smart DSMS is the industry’s first disaster recovery system to meet the requirements of Homeland Security Presidential Directives (HSPD) 5 and 8 for management of domestic incidents and national preparedness.

·	Cashless payment environment/e-living: first sale of Supercom’s pioneering e-Living Secure Access solution to major land developer in Macao, China for use in high-rise residential towers.

Comments of Management

Commenting on the results, Mr. Avi Schechter, CEO of SuperCom, said, “We are pleased to deliver a third consecutive quarter of strong year-over-year revenue growth, reflecting the continued ramp-up of long-term e-ID and National Registry deals and initial revenues from our first Homeland Security project. Significant new agreements and follow-on orders have built the total of our revenues over the past three quarters to a record $8.2 million, more than double the revenues achieved in the previous three quarters.

“We have recently adopted a strategic reorganization plan with the goal of expanding our leadership in our three key markets: Homeland Security, e-ID and the cashless payment environment. These are all early-stage markets with exciting growth potential, and we believe that Supercom, with its superior products and a proven implementation track record, is ideally positioned to benefit. With rising demand in our markets and a strong backlog of recurring revenues, we remain optimistic regarding our growth prospects.”

Guidance

With expected recurring revenues of $7-8 million associated with existing contracts, the Company expects total 2005 revenues at least as high as those recorded in 2004, with similar operating margins.

About SuperCom:

SuperCom, Ltd. provides innovative solutions in smart-card and e-ID technologies to the commercial and government sectors.  The Company offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports.  It is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration to improve homeland security, governmental efficiency and document ease of use. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong.  For more information, visit our website at www.supercomgroup.com.

Safe Harbor:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. For example, Mr. Schecter’s statements regarding our strategic reorganization plan and our statements as to guidance for 2005 are forward-looking statements. Forward-looking statements in this release also include statements about business and economic trends.
You should consider the areas of risk described under the heading “Forward Looking Statements” and those factors captioned as “Risk Factors” in our periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by us and our businesses generally,

All information in this release is as of August 25, 2005. Except for our ongoing obligation to disclose material information under the federal securities laws, the Company undertakes no duty to update any forward-looking statement to reflect subsequent events, actual results or changes in the Company's expectations. The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

This press release and other releases are available on www.supercomgroup.com.

Contact:
Eyal Tuchman, CFO
SuperCom, Ltd.
+972 9 775 0800
eyalt@supercomgroup.com

FOR IMMEDIATE RELEASE
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	June 30,
	2004	2005
		Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,894	$1,344
Short-term deposit	1,482	1,070
Trade receivables	1,463	1,435
Other accounts receivable and prepaid expenses	1,250	885
Inventories	2,165	2,359

Total current assets	9,254	7,093

LONG-TERM INVESTMENTS:
Long term trade receivables	247	185
Investment in an affiliate	275	275
Severance pay fund	428	477

Total long-term investments	950	937

PROPERTY AND EQUIPMENT, NET	3,641	3,252

OTHER ASSETS	93	81

	$13,938	$11,363

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	June 30,
	2004	2005
		Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$1,022	$859
Trade payables	1,135	778
Employees and payroll accruals	357	401
Accrued expenses and other liabilities	1,745	1,106

Total current liabilities	4,259	3,144

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	-	277
Accrued severance pay	564	606

Totallong-term liabilities	564	883

Shareholders' equity	9,115	7,336

	$13,938	$11,363

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Six months ended June 30,		Three months ended June 30,
	2004	2005	2004	2005
	Unaudited

Revenues	$2,484	$4,788	$1,173	$2,160
Cost of revenues	1,564	2,462	738	1,211

Gross profit	920	2,326	435	949

Operating expenses:
Research and development	377	726	183	378
Selling and marketing	1,129	1,739	572	779
General and administrative	944	1,500	441	858
Restructuring expenses	-	496	-	496

Total operating expenses	2,450	4,461	1,196	2,511

Operating loss	1,530	2,135	761	1,562
Financial expenses (income), net	77	(6)	70	(23)
Other expenses, net	53	6	49	6

Net loss	$1,660	$2,135	$880	$1,545

Basic and diluted net loss per share	$(0.13)	$(0.12)	$(0.07)	$(0.08)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	12,949,070	18,260,150	12,966,872	18,346,140

* PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Six months ended June 30,		Three months ended June 30,
	2004	2005	2004	2005
	Unaudited

Revenues	$2,484	$4,788	$1,173	$2,160
Cost of revenues	1,564	2,462	738	1,211

Gross profit	920	2,326	435	949

Operating expenses:
Research and development	377	726	183	378
Selling and marketing	1,129	1,739	572	779
General and administrative	944	1,500	441	858

Total operating expenses	2,450	3,965	1,196	2,015

Operating loss	1,530	1,639	761	1,066
Financial expenses (income), net	77	(6)	70	(23)
Other expenses, net	53	6	49	6

Net loss	$1,660	$1,639	$880	$1,049

Basic and diluted net loss per share	$(0.13)	$(0.09)	$(0.07)	$(0.06)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	12,949,070	18,260,150	12,966,872	18,346,140

The Pro-Forma Consolidated Statements of Operations for the periods ended June 30, 2005 exclude restructuring expenses totaling $496,000.

To supplement our condensed consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (GAAP), the Company is providing an additional measure of operating results excluding certain expenses. The above Pro-Forma information is for informational purposes only. The Company believes that this non-GAAP financial measure is useful to investors because of the one-time, non-recurring nature of the expenses. It is not prepared in accordance with Generally Accepted Accounting Principles in the United States (US GAAP) and should not be considered as a substitute for our historical financial information prepared in accordance with GAAP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Six months ended June 30,		Three months ended June 30,
	2004	2005	2004	2005
	Unaudited
Cash flows from operating activities:
Net loss	$(1,660)	$(2,135)	$(880)	$(1,545)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	167	654	81	567
Accrued severance pay, net	6	(7)	(3)	(5)
Amortization of deferred stock compensation	5	38	1	5
Decrease (increase) in trade receivables	69	90	(126)	-
Decrease (increase) in other accounts receivable and prepaid expenses	(199)	365	(314)	325
Decrease (increase) in inventories	330	(194)	50	(34)
Increase (decrease) in trade payables	(52)	(357)	187	(363)
Increase (decrease) in employees and payroll accruals	56	44	(15)	(118)
Increase (decrease) in accrued expenses and other liabilities	(162)	(516)	207	222
Loss from sale of Marketable Securities	7	-	7	-
Others	-	-	2	-

Net cash used in operating activities	(1,433)	(2,018)	(803)	(946)

Cash flows from investing activities:
Purchase of property and equipment	(257)	(253)	(100)	(84)
Purchase of other asset	(28)	-	(28)	-
Investment in short-term deposit	842	412	541	281
Proceeds from redemption of marketable debt securities	110	-	2	-

Net cash provided by (used in) investing activities	667	159	415	197

Cash flows from financing activities:
Short-term bank credit, net	(555)	(16)	(212)	(24)
Proceeds from long-term loan	400	500	400	-
Issuance expenses related to conversion of loan into shares	(1)	-	-	-
Proceeds from payable on account of shares	775	-	775	-
Proceed from exercise of warrant and options, net	-	195	-	(98)
Principal payment of long-term loan	(237)	(370)	(119)	(221)

Net cash provided by (used in) financing activities	382	309	844	(343)

Decrease in cash and cash equivalents	(384)	(1,550)	456	(1,092)
Cash and cash equivalents at the beginning of the period	1,912	2,894	1,072	2,436

Cash and cash equivalents at the end of the period	$1,528	$1,344	$1,528	$1,344

Supplemental disclosure of cash flows information:
Cash paid during the period for:
Interest	$69	$50	$29	$27
Supplemental disclosure of non-cash investing activities:
Transfer of inventory to property and equipment	$70	$-	$-	$-
Conversion of loan to ordinary shares	$25	$-	$-	$-